Exhibit 4.13
Execution Version

SECOND SUPPLEMENTAL INDENTURE

Second Supplemental Indenture, dated as of May 31, 2022 (this “Second Supplemental Indenture”), by and among KKR Group Finance Co. IV LLC, a Delaware limited liability company (the “Company”), KKR & Co. Inc. (previously known as “KKR Aubergine Inc.”), a Delaware corporation (“New Guarantor”), and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company, KKR Group Co. Inc. (previously known as “KKR & Co. Inc.” and, prior to its conversion into a Delaware corporation, “KKR & Co. L.P.”, a Delaware limited partnership), a Delaware corporation (“Old Guarantor”), KKR Group Partnership L.P. (“KGP”) (previously known as “KKR Fund Holdings L.P.”), a Cayman Islands exempted limited partnership acting through its general partner KKR Group Holdings Corp., and the Trustee are parties to an indenture, dated as of March 23, 2018 (the “Base Indenture”), as supplemented by a first supplemental indenture, dated as of March 23, 2018 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), by and among the Company, Old Guarantor, KGP and the Trustee, providing for the issuance by the Company of ¥25,000,000,000 aggregate principal amount of 0.509% Senior Notes due 2023, ¥5,000,000,000 aggregate principal amount of 0.764% Senior Notes due 2025 and ¥10,300,000,000 aggregate principal amount of 1.595% Senior Notes due 2038 (the “Notes”);

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of May 31, 2022, among Old Guarantor, New Guarantor and KKR Aubergine Merger Sub II LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of New Guarantor (“Merger Sub II”), Merger Sub II merged with and into Old Guarantor, which resulted in Old Guarantor surviving as a direct, wholly-owned subsidiary of New Guarantor and New Guarantor becoming the new parent holding company for Old Guarantor and its subsidiaries;

WHEREAS, New Guarantor desires to provide a Guarantee in respect of the Securities by becoming a Guarantor under the Indenture, following which it is contemplated that the Guarantee provided by Old Guarantor will be automatically terminated upon designation of Old Guarantor as a Non-Guarantor Entity by the Company;

WHEREAS, pursuant to Section 901(4) of the Base Indenture, the Company, New Guarantor and the Trustee may, without the consent of any Holders, enter into this Second Supplemental Indenture for the purposes of adding New Guarantor as a Guarantor under the Indenture; and

WHEREAS, pursuant to Sections 901 and 1413 of the Indenture, the Trustee is authorized to execute and deliver this Second Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1.          Capitalized Terms.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.          Guarantee.  New Guarantor hereby agrees to become a party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture, and further agrees to fully and unconditionally Guarantee to each Holder of the Notes and the Trustee the obligations of the Company pursuant to and as set forth in Article XIV of the Base Indenture.

3.          References to the Corporation. All references to the “Partnership” in the Indenture shall be deemed to be replaced by references to New Guarantor.

4.          Execution as Supplemental Indenture.   This Second Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Base Indenture and, as provided in the Base Indenture, forms a part thereof.

5.          Not Responsible for Recitals.  The recitals contained herein shall be taken as the statements of the Company and New Guarantor, as the case may be, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Second Supplemental Indenture or the Guarantees.  All rights, protections, privileges and indemnities granted or afforded to the Trustee under the Indenture shall be deemed incorporated herein by this reference and shall be deemed applicable to all actions taken, suffered or omitted by the Trustee under this Second Supplemental Indenture.

6.          Separability Clause.  In case any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

7.          No Recourse Against Others.  No director, partner, officer, employee, member, manager or stockholder of New Guarantor shall have any liability for any obligations of the Company or the Guarantors (including New Guarantor) under the Notes, any Guarantees, the Indenture or this Second Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation.  Each Holder by accepting the Notes waives and releases all such liability.  The waiver and release are part of the consideration for the issuance of the Notes.

8.          Successors and Assigns.  All covenants and agreements in this Second Supplemental Indenture by the Company and the Guarantors shall bind their respective successors and assigns, whether so expressed or not.  All agreements of the Trustee in this Second Supplemental Indenture shall bind its successors and assigns, whether so expressed or not.

9.          Execution and Counterparts.  This Second Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

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10.        Governing Law.  This Second Supplemental Indenture shall be governed by, and construed in accordance with, the law of the State of New York.

11.        Headings.  The headings of the sections in this Second Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.

KKR GROUP FINANCE CO. IV LLC, as the Company

By:	/s/ James Rudy
Name: James Rudy
Title: Authorized Signatory

KKR & CO. INC., as New Guarantor

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Authorized Signatory

[Signature Page to New Supplemental Indenture – Finance Co. IV]

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:	/s/ Lawrence M. Kusch
Name: Lawrence M. Kusch
Title: Vice President

[Signature Page to New Supplemental Indenture – Finance Co. IV]